

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 21, 2010

Chad F. Phipps
General Counsel and Secretary
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, Indiana 46580

     Re: Zimmer Holdings, Inc.
             Form 10-K for the fiscal year ended December 31, 2009
             Filed February 25, 2010
             File No. 1-16407

Dear Mr. Phipps:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Tim Buchmiller
                    Senior Attorney